Ben O'Hanlan – Resume

Education

University of Colorado, Boulder from 1994 to 1999, earning a BA in US History.

Work

1999-2000, Greenville, SC - worked in sales at a publicly traded maintenance management software company for two years

2001-2020, Sealevel Systems, Inc. - Sealevel designs and manufactures communications and I/O products for harsh environments and sells extensively into the military, public safety and oil & gas industries.

I started in sales at Sealevel and converted the inside sales team from reactive order takers to more aggressive, proactive sales people. We decreased our reliance on two private label resellers, taking the business more direct with customers, and revenues doubled every 5 years. From sales, I moved on to company president after securing a large defense contract that doubled the company's revenues again. As company president, I brought circuit assembly in-house through a $2M cap-x project that achieved an ROI in just under 12 months. Bringing circuit assembly in-house allowed revenues to continue to double every 5 years by offering greater design and manufacturing capabilities to customers. Prior to leaving the company in early 2020, I again expanded the business into new markets by developing IoT solutions, which created cloud-based monitoring and control hardware and software and monthly subscription revenues.

2020-2021, Brook Green Tech - After leaving the business in early 2020 to focus on other interests, I started a software company during covid to create a cloud-based software solution around body temperature screening with thermal cameras, which included facial recognition, access control and trend analysis. As body temperature screening became less relevant during covid, the company transitioned to IoT hardware and software solutions for customers in various industries, from RFID based point-of-sale to consumer products to the music industry.

2021, Exist Tribe - With a passion for Yoga and Sleep, I joined forces with my long time friend, Robert Sweetman. I serve as the company's CTO, where I manage the hardware and software development of the Yoga Sleep Node and Yoga Pod.